UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

GSI Group Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

36229U102

(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 22, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 2 of 7 Pages

(1) Names of reporting persons JEC II Associates, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,766,972
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,766,972
(11) Aggregate amount beneficially owned by each reporting person: 4,766,972
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 10.02%
(14) Type of reporting person (see instructions): CO

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 3 of 7 Pages

(1) Names of reporting persons K. Peter Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,766,972
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,766,972
(11) Aggregate amount beneficially owned by each reporting person: 4,766,972
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 10.02%
(14) Type of reporting person (see instructions): IN

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 4 of 7 Pages

(1) Names of reporting persons Heidi S. Shippell-Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,766,972
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,766,972
(11) Aggregate amount beneficially owned by each reporting person: 4,766,972
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 10.02%
(14) Type of reporting person (see instructions): IN

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 1.  Security and Issuer.

This Amendment No. 2 relates to the common stock, no par value (the “Common Stock”), of GSI Group, Inc. (the “Company”), which has its principal office at 125 Middlesex Turnpike, Bedford Massachusetts, 01730. This Amendment No. 2 amends and supplements, as set forth below, the information contained in Items 3, 4 and 5 of the Schedule 13D that was originally filed by the Reporting Persons on November 25, 2009, as amended (the “Schedule 13D”). Except as amended by this Amendment No. 2, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 2.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby updated and supplemented as follows:

JEC has funded its purchases of shares of Common Stock principally from its working capital, and also from the proceeds of a margin account loan from Morgan Stanley Smith Barney (“MSSB”) obtained on customary terms and conditions.  As of December 23, 2009,  the outstanding principal balance of the loan from MSSB was approximately $730,000.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following in lieu of the last paragraph added thereto:

At approximately 4:00 pm on December 23, 2009, JEC was notified by the United States Trustee of JEC’s appointment to the Committee of Equity Security Holders in connection with the Company’s bankruptcy proceedings.   JEC completed the purchase of Common Stock listed in Item 5(c) of this Amendment No. 2 prior to receiving this notification.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), (b), and (c) of the Schedule 13D are hereby updated and supplemented as follows:

(a)-(b)                      As of the date hereof, the Reporting Persons may be deemed to beneficially own 4,766,972 shares of Common Stock, which represents approximately 10.02% of the issued and outstanding shares of Common Stock.  This percentage is based upon 47,591,899 outstanding shares of Common Stock as reported by the Company in its Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on October 23, 2008.  Each of the Reporting Persons will have the shared power to vote or direct the vote, and shared power to dispose of or direct the disposition of these shares of Common Stock.

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 6 of 7 Pages

(c)           JEC made the following purchases of Common Stock since the most recent filing on Schedule 13D:

Date	Number of Shares	Price Per Share	Manner of Purchase
12/22/09	37,500.00	$ 0.8868	Open Market
12/22/09	678,738.00	$ 0.9700	Open Market

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  December 23, 2009

JEC II Associates, LLC

By:	/s/ K. Peter Heiland
Name:	K. Peter Heiland
Title:	Manager

/s/ K. Peter Heiland
K. Peter Heiland

/s/ Heidi S. Shippell-Heiland*
Heidi S. Shippell-Heiland

*By: /s/ James E. Dawson
James E. Dawson, as attorney-in-fact